Exhibit 21.1

Subsidiaries of Live Oak Bancshares, Inc.

Live Oak Banking Company, Wilmington, North Carolina

(a North Carolina chartered banking corporation)

Government Loan Solutions, Inc.

(a North Carolina corporation)

504 Fund Advisors, LLC

(an Illinois limited liability company)

Independence Aviation, LLC

(a North Carolina limited liability company)